UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 3, 2006

Commission File Number: 000-27811

CHARTERED SEMICONDUCTOR MANUFACTURING LTD. ———————————————————————————————————
(Translation of registrant’s name into English)

SINGAPORE ———————————————————————————————————
(Jurisdiction of incorporation or organization)

60 WOODLANDS INDUSTRIAL PARK D, STREET 2, SINGAPORE 738406
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

On November 3, 2006 in Singapore, the Company released an announcement relating to the appointment of Mr Maurizio Ghirga as a Director and member of its Audit Committee with effect from November 2, 2006, to the Singapore
Exchange Securities Trading Limited.  The said announcement is filed as
Exhibit 99.1 to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.

Date: November 3, 2006	By:	/s/ George Thomas
	Name:	George Thomas
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	An announcement released to the Singapore Exchange Securities Trading Limited on November 3, 2006 in Singapore relating to the appointment of Mr Maurizio Ghirga as a Director and Audit Committee member of the Company with effect from November 2, 2006.